Exhibit 99.1

Lentuo International Announces Third Quarter 2013 Financial Results

BEIJING, China, December 9, 2013/PRNewswire/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial Highlights

•            Revenues increased 13.6% to RMB953.1million ($155.7 million), from RMB838.9 million in the third quarter of 2012.

•            Net income was RMB17.6 million ($2.9 million), compared with a net loss of RMB6.4 million in the third quarter of 2012.

•            Revenue from automobile repair and maintenance services as a percentage of total revenue increased to 12.3% from 11.4% in the third quarter of 2012.

•            Vehicles sold increased 8.6% to 4,842 vehicles, from 4,460 vehicles in the third quarter of 2012

“We continue to see the positive results of our strategy to focus on higher margin models and expansion of our after sales services. Revenue and gross margins both increased, particularly in automobile sales, year-over-year, and revenue from higher margin after-sales services increased as a percentage of total revenues. These operational and financial developments demonstrate the strength of the positive long-term fundamentals of China’s auto industry and our ability to capitalize on them.” commented Mr. Hetong Guo, Founder and Chairman of Lentuo International.

“Our FAW-Volkswagen flagship store in Beijing has started to contribute revenues since its official launch in mid-July 2013 selling 310 vehicles during the quarter. This store has also further reinforced our 16-year relationship with FAW-Volkswagen and exemplifies the kind of long-term relationships we intend to build with all of our partners. As we continue to optimize our product mix towards higher-margin vehicles and after-sales services, we look forward to developing equally deep relationships with Itochu Corporation and First Automobile Finance which have demonstrated their faith in our strategy with their substantial financial and managerial resources.

Mr. Hetong Guo concluded, “While I am pleased with the progress we have made so far, I realize we still have a way to go. We will continue to solidify our position as one of China’s premier dealership brands by leveraging the knowledge and resources we have acquired from our multiple partnerships and experience. I look forward to the opportunities that will emerge as we seek to continue to deliver sustainable growth over the long-term.”

Third Quarter 2013 Financial Performance

Revenues for the three months ended September 30, 2013 increased by 13.6% to RMB953.1 million ($155.7 million) from RMB838.9 million in the third quarter of 2012.

Revenues from automobile sales increased by 11.5% to RMB819.4 million ($133.9 million) during the third quarter of 2013 from RMB735.0 million during the same period in 2012. The Company sold 4,842 vehicles, an 8.6% increase from 4,460 vehicles in the third quarter of 2012. The increase was primarily due to the inclusion of the Company’s newly opened FAW-Volkswagen flagship store, which was officially opened in mid-July and contributed to revenue with the sale of 310 vehicles during the quarter. Sales of Japanese cars showed signs of improvement after four quarters of contraction.

The average new vehicle unit price for the third quarter of 2013 was RMB170,591 ($27,874), a 3.3% increase from RMB165,086 in the same period in 2012. The increase was mainly due to the Company’s constant optimization of its product mix as it caters to consumers’ increasing demand for popular car models with higher average selling prices.

Revenues from repair and maintenance services in the third quarter of 2013 increased by 22.1% to RMB117.3 million ($19.2 million) from RMB96.0 million during the same period in 2012. The Company serviced 49,979 vehicles during the three months ended September 30, 2013, an 11.6% decrease from the 56,545 vehicles serviced in the third quarter of 2012. The increase in revenues from repair and maintenance services was primarily due to the optimization of the Company’s service offering mix within repair and maintenance services towards higher-priced products which tend to contribute more to profits given the higher average selling prices. The decrease in the number of vehicles serviced was mainly due to the abnormal effects of a severe rain storm that occurred in Beijing in July 2012 that caused a temporary spike in the number of vehicles needing repair during the third quarter of 2012.

	Revenues
	(in thousands of Renminbi)		% Increase
	3Q 13	3Q 12	(Decrease)
Sales of automobiles
Beijing	709,791	612,044	16.0%
Outside Beijing	109,653	122,918	(10.8)%
Total	819,444	734,962	11.5%

Repair and maintenance services
Beijing	97,295	79,678	22.1%
Outside Beijing	19,965	16,356	22.1%
Total	117,260	96,034	22.1%

	Revenues
	(in thousands of Renminbi)		% Increase
	3Q 13	3Q 12	(Decrease)
Sales of automobiles
German Branded	578,028	495,090	16.8%
Japanese Branded	241,416	239,872	0.6%
Total	819,444	734,962	11.5%

Repair and maintenance services
German Branded	80,847	64,261	25.8%
Japanese Branded	36,413	31,773	14.6%
Total	117,260	96,034	22.1%

	Percent of Total Revenues
Revenue Category	3Q 13	3Q 12
Sales of automobiles	86.0%	87.6%
Automobile repair and maintenance services	12.3%	11.4%
Sales of leased automobiles	0.7%	0.2%
Other services	1.0%	0.8%
Total	100%	100%

Cost of goods sold increased by 8.2% to RMB854.0 million ($139.5 million) in the third quarter of 2013 from RMB789.1 million in the same period of 2012.The rise was primarily a result of higher revenue.

Gross profit increased by 99.2% to RMB99.1 million ($16.2 million) in the third quarter of 2013 from RMB49.7 million in the same quarter of 2012. The increase in gross profit was mainly due to the increase in overall gross margin.

Overall gross margin for the third quarter of 2013 increased to 10.4% from 5.9% in the third quarter of 2012. Specifically, the gross margin for automobile sales increased to 4.9% in the third quarter of 2013 from 1.1% in the same period of 2012, while the gross margin of repair and maintenance services increased to 41.1%, compared with 40.8% for the same period in 2012. The increase in gross margin for automobile sales was primarily due to abnormally low gross margins seen in the second half of 2012 during the strain in Sino-Japanese relations. This directly affected sales of Japanese-branded cars, and also caused lower gross margins on non-Japanese branded cars due to increased market competition. Gross margins on Japanese and non-Japanese branded cars have since recovered substantially. Overall gross margin increased mainly due to the significant increase in gross margin for automobile sales, which contributed most of the Company’s revenues.

Selling, marketing and distribution expenses increased by 60.6% to RMB34.6 million ($5.7 million) in the third quarter of 2013 from RMB21.5 million during the same period of 2012. The increase was primarily due to additional staff at new dealerships and wage inflation. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.6% in the third quarter of 2013 from2.6% in the third quarter of 2012.

General and administrative expenses increased by 39.7% to RMB25.3 million ($4.1 million) in the third quarter of 2013 from RMB18.1 million during the same quarter of 2012.The increase was primarily the result of the addition of staff for new dealerships and wage inflation. As a percentage of revenues, general and administrative expenses increased to 2.7% in the third quarter of 2013 from 2.2% in the third quarter of 2012.

Operating income for the third quarter of 2013 was RMB39.2 million ($6.4 million), an increase of 288.3% from RMB10.1 million for the same period in 2012.

Operating margin for the third quarter of 2013 was 4.1%, compared with 1.2% for the same quarter in 2012. The increase in operating margin was primarily attributable to the 450 basis point increase in overall gross margin and the 150 basis point increase quarter over quarter in operating expenses as a percentage of revenue.

Net income attributable to controlling interest was RMB17.6million ($2.9 million) during the third quarter of 2013, compared with a net loss of RMB6.4 million for the same period in 2012.

Basic and diluted earnings per ordinary share were RMB0.27 ($0.04) for the third quarter of 2013, compared with basic and diluted loss per ordinary share of RMB0.11 for the third quarter of 2012. This translates into basic and diluted earnings per ADS of RMB0.54 ($0.08) in the third quarter of 2013. Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the third quarter of 2013 increased to 65,137,912 from 58,937,912as of June 30, 2013 due to the 6,200,000 ordinary shares issued pursuant to the Company’s 2010 Share Incentive Plan.

Liquidity and Capital Resources

As of September 30, 2013, the Company had cash and cash equivalents of RMB130.3 million ($21.3million), compared with RMB318.9 million as of December 31, 2012.

Expansion Strategy Update

Lentuo’s new FAW-Volkswagen flagship store in Beijing officially opened in mid-July 2013.The store is now fully operational and contributes substantially to the Company’s revenues.

Lentuo is currently in the planning and preparation stages of jointly developing the Hailin-Lentuo Auto Mall with the Hailin Economic and Technological Development Zone in Hailin City, Heilongjiang Province. The Auto Mall will include numerous full-service 4S1dealerships from some of the world’s leading brands with a large inventory of new and pre-owned cars, state-of-the-art showrooms, repair and maintenance service centers, vehicle insurance vendors, leasing services, auto parts, carwash services, etc.

Following receipt of all necessary government approvals, the Company’s joint venture agreement with Itochu, a Fortune Global 500 company, is fully operational and is currently focused on the new Audi 4S dealership under construction in Beijing and further expansion of other high-end brand dealerships across China.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Standard Time on December 9, 2013 (9:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 877-941-1427
International Dial In	+1 480-629-9664

1 4S refers to authorized dealerships in China that provide Sales, Spare parts, Service and Survey services.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Standard Time on December 9, 2013 through 11:59 p.m. Eastern Standard Time on December 16, 2013. The dial-in details for the replay are:

U.S. Toll Free	+1877-870-5176
International Dial In:	+1 858-384-5517
Passcode:	4654266

A live webcast of the conference call will be available on the investor relations section ofLentuo’s website at: http://lentuo.investorroom.com/ or alternately at http://ViaVid.net.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.1179 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 27, 2013.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 12 franchise dealerships, 10 automobile showrooms, one automobile repair shops and one car leasing company.

Website: http://lentuo.investorroom.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. JiangyuLuo

Acting CFO

Lentuo International Inc.

Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com

Lentuo International Inc.

Consolidated Statements of Income and Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended
	Sep 30, 2012	Sep 30, 2013
	RMB	RMB	US$
Revenues
Sales of automobiles	734,962	819,444	133,896
Automobile repair and maintenance services	96,034	117,260	19,160
Sales of leased automobiles	1,323	6,559	1,072
Other services	6,554	9,790	1,600
Total revenues	838,873	953,053	155,728

Cost of goods sold
Sales of automobiles	(726,875)	(779,217)	(127,323)
Automobile repair and maintenance services	(56,857)	(69,059)	(11,284)
Sales of leased automobiles	(5,045)	(5,347)	(874)
Other services	(357)	(368)	(60)
Total cost of goods sold	(789,134)	(853,991)	(139,541)

Gross profit	49,739	99,062	16,187

Operating expenses
Selling, marketing and distribution expenses	(21,547)	(34,606)	(5,655)
General and administrative expenses	(18,109)	(25,303)	(4,134)
Total operating expenses	(39,656)	(59,909)	(9,789)

Operating income	10,083	39,153	6,398

Interest expenses	(20,009)	(10,219)	(1,670)
Other income, net	42	819	134

Income before income tax expenses	(9,884)	29,753	4,862
Income tax expenses	(255)	(10,220)	(1,670)

Net income and comprehensive income	(10,139)	19,533	3,192
Net income and comprehensive income attributable to non-controlling interest	(3,761)	1,909	312

Net income and comprehensive income attributable to controlling interest	(6,378)	17,624	2,880

Earnings per ordinary share:
Basic and diluted earnings per ordinary share	(0.11)	0.27	0.04

Weighted average ordinary shares outstanding:
Basic and diluted	58937912	65137912	65137912

Lentuo International Inc.

Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2012	Sep 30, 2013
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	318,909	130,292	21,290
Restricted cash	437,875	402,111	65,704
Accounts receivable (net of allowance for doubtful accounts of nil as of September 30, 2012 and December 31, 2011)	41,399	56,654	9,257
Inventories, net	432,722	508,687	83,119
Leased automobiles held for sale, net	206,604	234,609	38,335
Advances to suppliers	316,067	549,990	89,868
Prepaid expenses and other current assets	35,148	60,505	9,886
Amounts due from related parties	57,830	275,594	45,032
Deferred tax assets	6,756	7,957	1,300
Total current assets	1,853,310	2,226,399	363,791

Non-current assets
Property and equipment, net	560,700	634,482	103,674
Land use rights, net	18,256	15,216	2,486
Intangible assets, net	106,058	107,452	17,558
Goodwill	73,634	73,634	12,032
Long-term prepayments	26,500	6,500	1,062
Long-term investment	11250	11,250	1,838
Deferred tax assets	9,624	8,274	1,352
Total non-current assets	806,022	856,808	140,002

Total assets	2,659,332	3,083,207	503,793

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	6,458	9,398	1,536
Bills payable	887,100	737,519	120,510
Advances from customers	49,974	36,737	6,003
Accrued expenses and other current liabilities	444,553	485,079	79,261
Amounts due to related parties			0
Unrecognized tax benefits	4,963	4,963	811
Taxes payable	54,369	49,051	8,015
Short-term loans	365,274	541,817	88,532
Total current liabilities	1,812,691	1,864,564	304,668

Non-current liabilities
Long-term bank loans		40000	6,536
Deferred tax liabilities	31,770	31,200	5,098
Total non-current liabilities	31,770	71,200	11,634

Total liabilities	1,844,461	1,935,764	316,302

Shareholders’ Equity
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of September 30, 2012 and December 31, 2011 Issued and outstanding — 58,937,912 shares as of September 30, 2012 and December 31, 2011	4	4	1
Additional paid-in capital	469,761	641,761	104,863
Retained earnings	329,147	360,067	58,834
Total equity for controlling interest	798,912	1,001,832	163,698
Non-controlling interest	15,959	145,611	23,793
Total shareholder’s equity	814,871	1,147,443	187,491

Total liabilities and stockholder’s equity	2,659,332	3,083,207	503,793